Exhibit 8.1
List of Subsidiaries of Gravity Co., Ltd.
Gravity Interactive, Inc., formed under the law of the State of California and formerly known as Gravity Interactive LLC
Gravity Entertainment Corporation, incorporated under the law of Japan and formerly known as RO Production Ltd.
Gravity EU SASU, formed under the law of French Republic
Gravity Middle East & Africa FZ-LLC, formed under the law of the Emirates of Dubai
Gravity RUS Co., Ltd., formed under the law of the Russian Federation
Gravity CIS Co., Ltd., formed under the law of the Russian Federation
NeoCyon, Inc., formed under the law of the Republic of Korea
Gravity Games Corporation, formed under the law of the Republic of Korea and formerly known as Barunson Interactive Corporation